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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2002
                                SEC File #0-24570


                             ______________________


                           CENTRAL MINERA CORPORATION


         Ste. 1040 - 885 West Georgia St., Vancouver, BC V6C 3E8 Canada
         --------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                   Form 20-F    X         Form 40-F
                             -------                --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes                    No     X
                         ---------             ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :


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THIS FORM 6-K CONSISTS OF:


BRITISH COLUMBIA SECURITIES COMMISSION FORM 53-901F
PRESS RELEASE





                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       CENTRAL MINERA CORPORATION


                                       By: /s/ Michael Cytrynbaum
                                           -----------------------------
                                       Name: Michael Cytrynbaum
                                       Title: President



Date: December 19, 2002

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                                 BC FORM 53-901F
                              (Previously Form 27)

                        SECURITIES ACT (BRITISH COLUMBIA)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
          OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES


1.   REPORTING ISSUER

     Central Minera Corp.

2.   DATE OF MATERIAL CHANGE

     December 9, 2002

3.   PRESS RELEASE

     Date of Issuance: December 19, 2002

     Place of Issuance: Vancouver, British Columbia

4.   SUMMARY OF MATERIAL CHANGE

     A settlement has been reached in the current Supreme Court of British Columbia Action No. C992548

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Central Minera Corp., as plaintiff, and Eric Lavarack, David Manning, Karla Nealy and Mahatta Consulting Inc., as defendants, jointly announce that a settlement has been reached in the current Supreme Court of British Columbia Action No. C992548.

     A condition of the Agreement and Mutual Release, dated December 8, 2002 and signed by all parties, requires that the terms of the Agreement not be disclosed.

6.   RELIANCE ON SECTION 85(2) OF THE ACT

     Not applicable.

7.   OMITTED INFORMATION

     Not applicable.

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                                       2


8.   SENIOR OFFICERS

     For further information contact:

     Michael Cytrynbaum
     President

     Telephone: (604) 687-6191
     Fax: (604) 669-0131

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 19th day of December, 2002.


                                      CENTRAL MINERA CORP.


                                      Per: /s/ Michael Cytrynbaum
                                           --------------------------------
                                           Michael Cytrynbaum, President.

                              CENTRAL MINERA CORP.
                                   SUITE 1040
                             885 WEST GEORGIA STREET
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3E8

                            TELEPHONE: (604) 687-6191
                               FAX: (604) 669-0131

OTC SYMBOL:  CENMF                                                       NR03-02

                                  NEWS RELEASE

DECEMBER 19, 2002 - VANCOUVER, BRITISH COLUMBIA - Central Minera Corp., as Plaintiff, and Eric Lavarack, David Manning, Karla Nealy and Mahatta Consulting Inc., as Defendants, jointly announce that a settlement has been reached in the current Supreme Court of British Columbia Action No. C992548.

A condition of the Agreement and Mutual Release, dated December 8, 2002 and signed by all parties, requires that the terms of the Agreement not be disclosed.





Michael Cytrynbaum
President
Central Minera Corp.